Paul Hastings LLP

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San Francisco, CA 94111

telephone (415) 856-7000

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www.paulhastings.com

October 25, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Metropolitan West Funds -- File Nos. 333-18737 and 811-07989

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds (the “Registrant”), we hereby respond to the oral comments provided on May 30, 2018 and August 23, 2018, by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 56 to its Registration Statement filed on April 13, 2018 (the “Registration Statement”), which contained disclosure with respect to, among other things, a new series of the Registrant, the Metropolitan West Flexible Income Fund (the “Fund”).

We also are responding to supplemental comments (the “Supplemental Comments”) provided by the Staff on October 16, 2018 related to proposed revised disclosure related to the Fund. That revised disclosure was submitted for the Staff’s review through Edgar correspondence.

For purposes of this response letter, please note that we are responding only to comments pertaining to the Fund. We have previously responded to the comments relating to the Metropolitan West Investment Grade Credit Fund and the Metropolitan West Corporate Bond Fund, which were also included in the Registration Statement, and we incorporated disclosure intended to address those comments in Post-Effective Amendment No. 57, filed on June 29, 2018.

Revised disclosure intended to address Ms. Marquigny’s comments and the Supplemental Comments is included in Post-Effective Amendment No. 61 filed on or about the date of this letter.

The Registrant’s responses to Ms. Marquigny’s comments and the Supplemental Comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same respective meanings as in the Registration Statement, unless otherwise indicated.

PROSPECTUS

1.

Comment: As a preliminary matter, please ensure that the information provided under “Principal Risks” corresponds to the investment strategies disclosed under “Principal Investment Strategies” in the summary section of the prospectus, and that the information in the summary section of the prospectus is consistent with the disclosure provided later in response to Item 9 of Form N-1A (“Item 9”).

Securities and Exchange Commission

October 25, 2018

Response: Comment accepted. The Registrant has revised that disclosure accordingly to ensure consistency.

2.

Comment: With respect to the expense table for the Fund, please: (i) submit the completed expense tables for review by the Commission’s accounting staff before filing the next post-effective amendment; (ii) add disclosure before the table stating that investors may pay additional fees to broker-dealers or other financial intermediaries for the purchase of Class I shares of the Fund; and (iii) clarify in footnote 1 under the table that any recoupment of waived fees or reimbursed expenses may be made only within three years from the date of the waiver, and provided that the expenses do not exceed the limit that existed at the time that the fees were waived, or the limit that exists at the time that the fees are recovered.

Response: Comment accepted. With respect to (i), the Registrant has previously submitted the proposed expense table for review with respect to the Fund. In addition, the disclosure referenced in (ii) and (iii) has been revised accordingly.

3.

Comment: The Fund’s “Principal Investment Strategies” section primarily lists the types of securities in which the Fund invests. Please supplement this disclosure to explain how the Adviser will select from the available investments in each category.

Response: Comment accepted. The second paragraph under the Fund’s Principal Investment Strategies in the summary portion of the prospectus has been revised to read as follows:

The portfolio management team expects to evaluate each investment idea based on the team’s view of its current income potential, risk level, capital appreciation potential, and how it fits within the Fund’s overall portfolio in determining whether to buy or sell investments. The Adviser has broad flexibility to use various investment strategies and to invest in a wide variety of fixed income instruments that the Adviser believes offer the potential for current income, capital appreciation, or both. The Adviser expects to allocate the Fund’s assets in response to changing market, financial, economic, and political factors and events that the Fund’s portfolio managers believe may affect the values of the Fund’s investments.

The Adviser will actively manage the Fund’s risks on an on-going basis to mitigate the risks of excessive losses by the portfolio overall. In managing portfolio risk, the Adviser will take into consideration its view of the following: the potential relative performance of various market sectors, security selection available within a given sector, the risk/reward equation for different asset classes, liquidity conditions in various market sectors, the shape of the yield curve and projections for changes in the yield curve, potential fluctuations in the overall level of interest rates, and current fiscal policy.

Securities and Exchange Commission

October 25, 2018

4.

Comment: The Fund’s “Principal Risks” section includes risks related to asset-backed and mortgage-backed securities, but those security types are not included under “Principal Investment Strategies.” Please be consistent about whether the Fund will invest in such securities.

Response: Comment accepted. The Fund may invest in asset-backed and mortgage-backed securities. The disclosure under “Principal Investment Strategies” has been revised accordingly.

5.	Comment: Please supplement the disclosure under “Principal Investment Strategies” to further explain the characteristics or qualities the Adviser considers to “actively evaluate each investment idea.”

Response: Comment accepted. Please see our response to Comment 3 above.

6.

Comment: In the Staff’s view, the types of securities disclosed under “Principal Investment Strategies” are not indicative of the types of securities that would meet the Fund’s investment objective. Please clarify the types of fixed income securities in which the Fund will invest in order to meet its investment objective.

Response: Comment accepted. The prospectus now lists additional types of securities intended to meet the investment objective in addition to the corporate and sovereign debt securities previously listed.

7.

Comment: The disclosure under “Principal Investment Strategies” states that the Fund may invest up to 65% of its total assets in securities rated below investment grade. Please clarify the extent to which the Fund will invest in residential mortgaged-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that are below investment grade. If the sub-limit on those investments is greater than 15%, please also explain how that sub-limit is appropriate for an open-end fund.

Response: Comment accepted. The Registrant has clarified that the Fund may invest up to 35% of its total assets in RMBS and CMBS rated below investment grade. Please note that a separate comment response letter was filed on July 17, 2018 addressing the appropriateness of this sub-limit for an open-end fund.

8.

Comment: With respect to the Fund’s investments in below investment grade RMBS and CMBS, please supplement the liquidity risk factor to include a detailed explanation of the particular liquidity issues related to those investments. Please also feature that risk factor prominently under the Fund’s Principal Risks of Investment in the disclosure provided in response to both Item 4 and Item 9. In addition, please file with your response letter marked copies of the revised prospectus and statement of additional information showing changes as compared to the Registration Statement.

Response: Comment accepted. The Registrant has placed “Liquidity Risk” as the first risk listed under “Principal Risks of Investment” and has added a new risk factor, “Liquidity Risk – Below Investment Grade Mortgage-Backed Securities,” which states as follows:

In the summary portion of the prospectus:

Securities and Exchange Commission

October 25, 2018

Liquidity Risk – Below Investment Grade Mortgage-Backed Securities: the Fund’s investments in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that are rated below investment grade generally carry greater liquidity risk than their investment grade counterparts. Historically, the markets for such below investment grade securities, and for below investment grade asset-backed securities in general, have been characterized at times by less liquidity than the market for analogous investment grade securities, particularly during the financial crisis of 2007 and 2008. Although the market for below investment grade mortgage-backed securities has improved and become more transparent, the asset class remains complicated. The Adviser generally intends to invest in markets that are liquid, and has extensive experience analyzing, managing and trading below investment grade RMBS and CMBS. The Adviser conducts a thorough evaluation and an extensive risk management process with respect to the liquidity of any such investment under consideration for investment by the Fund. However, changes in market and regulatory conditions could adversely affect the liquidity of the Fund’s investments or the ability of the Fund to sell these securities, thereby adversely impacting the value of your investment. These risks may be magnified in an environment of rising interest rates or in other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

In the disclosure provided in response to Item 9:

Liquidity Risk – Below Investment Grade Mortgage-Backed Securities

The Fund may invest up to 35% of its net assets in residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that are rated below investment grade. RMBS and CMBS rated below investment grade generally carry greater liquidity risk than their investment grade counterparts. Historically, the market for these securities, and for below investment grade asset-backed securities in general, has been characterized at times by less liquidity than the market for comparable investment grade securities, particularly during the financial crisis of 2007 and 2008. In the aftermath of that period, the market for such securities has improved and become more transparent, but the asset class remains complicated.

The Adviser has extensive experience analyzing, managing and trading below investment grade RMBS and CMBS, and conducts a thorough evaluation with respect to the liquidity of any such investment under consideration for investment by the Fund. A below investment grade RMBS or CMBS security may be classified as liquid only if the Adviser reasonably determines that it can generally be disposed of within seven (7) days for approximately the same value as it is held in the Fund, based on a number of factors including, but not limited to, bid and ask spreads, frequency of trades or quotes, number of dealers willing to purchase or sell the security, rating history of the security, whether there are contractual penalties for unwinding a purchase or contractual restrictions on trading, and other factors relating to the trading history of the security and corporate events of the issuer (such as bankruptcy or reorganization). The Adviser also conducts ongoing evaluations of the below investment grade RMBS and CMBS held by the Fund, including extensive risk management processes with respect to the liquidity of those investments.

Securities and Exchange Commission

October 25, 2018

While the Adviser generally intends to invest in markets that are liquid, depending on market conditions, the Fund may not be able to sell certain of these investments when desirable to do so, or may be able to sell them only at less than their fair value. Market liquidity for lower-rated investments may be more likely to deteriorate than for higher-rated investments. Dealers in below investment grade mortgage-backed securities play an important role in providing liquidity, but are under no obligation to do so and may stop providing liquidity at any time. The impact of recent regulatory changes may further limit the ability or willingness of dealers to provide liquidity. Changing regulatory and market conditions, especially conditions in the housing market or changes to the status of the issuers of these securities, may adversely affect the liquidity of the Fund’s investments. These risks may be magnified in a rising interest rate environment or in other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

We appended those marked copies to a draft response letter filed on October 4, 2018.

9.

Comment: Please file as an exhibit to the next post-effective amendment a representation stating that the Board and all the Independent Trustees have determined that the Fund’s strategy with respect to investing up to 35% of its assets in below investment grade CMBS and RMBS is appropriate for an open-end fund, and that the Fund will be able to meet the requirements of Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Comment accepted. The Registrant will provide such a representation as an exhibit to Post-Effective Amendment No. 61, to the following effect:

Based on the liquidity and other information provided by the Adviser, the Board of Trustees and all of the Independent Trustees have determined that (i) the investment strategy of the proposed Metropolitan West Flexible Income Fund (the “Fund”) with respect to investing in below investment grade commercial mortgage backed securities and residential mortgage backed securities with an aggregate value of up to 35% of the Fund’s total assets is appropriate for an open-end investment company, and (ii) the Fund will be subject to a liquidity risk management program that will be timely adopted by the Trust and will be reasonably designed to satisfy the requirements of Rule 22e-4 adopted under the 1940 Act.

10.

Comment: Under “Principal Investment Strategies,” the Registrant states that the Fund may invest in “instruments that are economically tied to emerging market countries.” Please clarify how the Adviser determines whether a security is economically tied to an emerging market country.

Response: Comment accepted. The Registrant has added the following disclosure for purposes of clarification:

Securities and Exchange Commission

October 25, 2018

The Fund considers emerging market countries to include all of the countries in the JPMorgan Emerging Markets Global Diversified Bond Index, the JPMorgan Corporate Emerging Markets Broad Diversified Bond Index and the JPMorgan Global Emerging Markets Bond Index. Instruments considered to be economically tied to emerging market countries include, without limitation, those that are principally traded in an emerging market country, or those that are issued by: (i) an issuer organized under the laws of or maintaining a principal place of business in an emerging market country, (ii) an issuer that derives or is expected to derive 50% of more of its total revenues, earnings or profits from business activity in an emerging market country, or that maintains or is expected to maintain 50% or more of its employees, assets, investments or operations in an emerging market country, or (iii) a governmental or quasi-governmental entity of an emerging market country.

11.

Comment: Under the “Principal Investment Strategies” section provided in response to Item 9, please disclose whether the fixed income securities in which the Fund may invest will have fixed or variable interest rates or both, and describe the character of dividends or distributions and the rate reset terms of those securities.

Response: Comment accepted. The Registrant has added the following disclosure: “The Fund’s fixed income investments may have interest rates that are fixed, variable or floating. Fixed income instruments with variable or floating interest rates will be adjusted periodically based on the terms of the instrument using a benchmark interest rate plus a specified spread.”

12.

Comment: Please supplementally confirm whether the Fund will invest in foreign money market securities and, if so, provide additional disclosure in this regard under “Principal Investment Strategies” and “Principal Risks.”

Response: Comment accepted. The Registrant has clarified that the Fund may invest in foreign money market securities and has added the following risk under the Fund’s principal risks:

Non-U.S. Money-Market Securities Risk: money-market securities are generally subject to credit risk, which is the risk that an issuer will default in the payment of principal and/or interest on a security, and the risk that a security’s value may decline for reasons directly related to the issuer, such as management performance, financial leverage and condition of the business. Foreign money-market securities are additionally subject to currency risk, in that foreign currencies may decline in value relative to the U.S. dollar and affect the Fund’s investments in such securities, and they may have less liquidity than similar U.S. securities.

13.

Comment: In the disclosure under “Principal Investment Strategies” provided in response to Item 9, please list the specific foreign countries or regions in which the Fund may invest, or if the Fund may invest in any country or region, please so state.

Response: Comment accepted. The Registrant has supplemented that disclosure to state that the Fund may invest in securities issued by entities in any country or region.

Securities and Exchange Commission

October 25, 2018

14.

Comment: With respect to the Fund’s derivative strategies disclosed under “Principal Investment Strategies,” please also disclose the leverage risks associated with derivative investments under “Principal Risks.”

Response: Comment accepted. The Registrant has added “Leverage Risk” under “Principal Risks” for the Fund, which reads as follows: “Leverage Risk: the risk that leverage may result from certain transactions, including the use of derivatives and borrowing. This may impair the Fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase its volatility or otherwise cause it not to achieve its intended result. The Fund will reduce leverage risk by either segregating an equal amount of liquid assets or “covering” the transactions that introduce such risk.”

15.	Comment: Please supplement the “Liquidity Risk” factor included under “Principal Risks” to disclose that the liquidity of the Fund’s portfolio assets may change over time.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

16.

Comment: Please separate “Foreign Investing Risk” under “Principal Risks” into two risk factors, one disclosing the risks of investing in foreign markets generally and the other disclosing the specific risks of investing in emerging markets.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

17.

The Fund’s disclosure of principal risks does not disclose that, although sales of bank loans may be effected within seven days, it could take significantly longer for those transactions to settle, and for cash to be received by the Fund, which could impact liquidity of the Fund. Please add this disclosure and supplementally address how the Fund expects to meet its liquidity needs given the length of time required for those transactions to settle.

Response: Comment accepted. The Adviser discusses and provides related analysis concerning the liquidity of the multiple series of the Registrant on a quarterly basis to the Registrant’s Board of Trustees. In addition, the Registrant has taken steps to provide additional liquidity in the event of any settlement issues for the Fund (and the Registrant’s other series), including the maintenance of a committed line of credit and, along with the Adviser and other affiliates, applying for and receiving interfund lending exemptive relief.

To address this comment, the Registrant has revised the disclosure under “Liquidity Risk” in the “Principal Risks” section to include the following sentence: “Although the Fund is normally able to sell loans within seven days, a substantial portion of the loans held by the Fund will also experience delayed settlement beyond that period, which can impair the ability of the Fund pay redemptions or to re-invest proceeds, or may require the Fund to borrow to meet redemption requests.”

18.

Comment: Please supplement the Fund’s principal risk disclosure to describe the fact that bank loans may not be securities and, therefore, may not have protections afforded to investors under the federal securities laws.

Securities and Exchange Commission

October 25, 2018

Response: Comment accepted. Although the Registrant does not consider this securities law issue to constitute a principal risk, the Registrant does acknowledge that there could be a risk that the Fund might be less successful seeking remedies without the benefit of federal securities laws if it were determined that those laws do not apply to a bank loan held by the Fund. Accordingly, the Fund has added “Loan Risks” to its principal risks, including the following statement: “. . . unlike stocks and bonds, loans are not registered and otherwise may not be treated as securities under the federal securities laws, meaning investors in loans have less protection against improper practices than investors in securities that are registered under or are otherwise subject to the protections of the securities laws.”

19.

Comment: The Fund’s “Principal Investment Strategies” section provided in response to Item 9 lists numerous types of securities and strategies that it will use to accomplish its investment objective. The Fund also states that the Fund may “seek to obtain market exposure to the securities in which it invests by entering into a series of purchase and sale contracts or by using other investment techniques (emphasis added).” Please explain what the Fund means by the highlighted language and describe in more detail the specific investment techniques the Fund expects to use in this regard.

Response: Comment accepted. The Registrant has revised and supplemented that disclosure to state as follows:

The Fund may also seek to obtain similar or alternative market exposure to the securities in which it directly invests by entering into a series of purchase and sale contracts or by using other investment techniques, such as reverse repurchase agreements or dollar rolls. In reverse repurchase agreement and dollar roll transactions, the Fund sells a security to another party and simultaneously agrees to repurchase the same security (in the case of a reverse repurchase agreement) or a similar security (in the case of a dollar roll) on a specified date and pre-determined price. Please see “Securities and Techniques Used by the Fund – Reverse Repurchase Agreements” and “Securities and Techniques Used by the Fund – Dollar Rolls” in the Statement of Additional Information for additional information regarding those investment types.

20.

Comment: Under the “Principal Risks” section provided in response to Item 9, please separate “Risks of Investing in Emerging Market and Other Foreign Securities” into two risk factors, one disclosing the risks of investing in foreign market securities generally and the other disclosing the specific risks of investing in emerging market securities.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

21.

Comment: Under “Risks of Short Sales,” the Registrant states that the Adviser “may cause a Fund to sell a debt or equity security short . . . and to borrow the same security from a broker or other institution to complete the sale.” Please remove this statement if not applicable to the Fund. If the statement is applicable, please supplement the Fund’s disclosure in the summary section of the prospectus and provide a more detailed explanation regarding how the Adviser expects to use this strategy.

Securities and Exchange Commission

October 25, 2018

Response: Comment accepted. The Registrant has (i) added the following disclosure to the Fund’s principal investment strategies in the summary portion of the prospectus: “The Fund may sell securities and other instruments short provided that not more than 33  1⁄3% of its net assets is held as collateral for those transactions”; (ii) included “Short Sales Risk” in the Fund’s principal risks in the summary portion of the prospectus; and (iii) added the following sentence to the disclosure of the Fund’s principal investment strategies provided in response to Item 9: “The Adviser will normally sell debt or equity securities “short” that the Adviser believes will underperform comparable securities, drawing on analyses of earnings, timing, pricing or other factors.”

22.	Comment: Please provide a better plain English description of the limitations on the Adviser’s ability to recoup fees and expenses under “Management Fees.”

Response: Comment accepted. The Registrant has replaced the last sentence under “Management Fees” with the following disclosure:

The Investment Management Agreement permits the Adviser to recoup fees it did not charge and Fund expenses it paid, provided that those amounts may only be recouped within three years, and provided that such recoupment does not cause the Fund’s annual expense ratio to exceed the lesser of (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of recoupment.

23.

Comment: In the table provided under “Operating Expenses Agreement,” please disclose the operating expenses of the Fund both with and without its expense cap, so that investors understand what the Fund’s expenses would be in the event that the Operating Expenses Agreement is not renewed. Please also ensure that this information is provided in the expense table and Example in the summary portion of the prospectus.

Response: Comment accepted. The caption “Total Annual Fund Operating Expenses” in the Fund’s expense table discloses this information. The Registrant has added the following disclosure under “Operating Expenses Agreement”: “The Operating Expenses Agreement will remain in effect until July 31, 2019. In the event that the Operating Expenses Agreement is not renewed for an additional one-year term, total annual fund operating expenses would be as disclosed in the table under “Fees and Expenses of the Fund” for the Fund on page 2 of the prospectus.” The Registrant has also noted the term of the contractual expense limitation under the Example in the summary portion of the prospectus.

24.

Comment: Under “Other Shareholding Servicing Expenses Paid by the Fund,” the Registrant references the compensation of third-party intermediaries in an amount up to 10 basis points. Please break out this fee as a sub-caption of “Other Expenses” in the Fund’s expense tables in the summary portion of the prospectus.

Response: Comment accepted. The Registrant has included that sub-caption as requested.

Securities and Exchange Commission

October 25, 2018

25.

Comment: The last sentence under “The Transfer Agent and Administrator” states that the Adviser “is reimbursed a portion of its costs in providing supplemental administrative services to the Fund under an agreement and in an amount approved by the Board . . . .” Please provide additional disclosure regarding the nature of these services and the amount reimbursed to the Adviser.

Response: Comment acknowledged. Because that agreement is no longer effective, the Registrant has deleted the related disclosure.

26.

Comment: Please ensure that the disclosure under “By Payment in Kind” in the prospectus is consistent with the disclosure under “Redemption in Kind” in the Statement of Additional Information (the “SAI”).

Response: Comment accepted. The Registrant believes that the disclosure is appropriate as submitted. The disclosure under “By Payment in Kind” describes the purchase of the Fund’s shares by tendering payment in the form of other securities, in response to Item 11(b) of Form N-1A, while the disclosure under “Redemption in Kind” describes the ability of the Fund pursuant to Rule 18f-1 under the 1940 Act to redeem Fund shares using in-kind securities, in response to Item 23(d) of Form N-1A. However, for clarification purposes, the Registrant has revised the section header in the prospectus to read “Purchases by Payment in Kind” and has added the referenced SAI disclosure to the prospectus under “Methods Used to Meet Redemption Requests.”

27.

Comment: Please move the discussion regarding Annual and Semi-Annual Reports on the last page of the prospectus to the bottom of that page, and revise the disclosure to indicate that the Fund has not yet commenced operations.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

SUPPLEMENTAL COMMENTS

28.

Comment: Even though the Fund has not yet commenced investment operations, please add a Financial Highlights heading and section to the prospectus with the appropriate statement that no financial information is yet available.

Response: Comment accepted. The Registrant has added that section with the appropriate disclosure as requested.

29.

Comment: In the fee and expense table in the prospectus summary, please update the term of the expense limitation agreement specified in footnote 3 to state a period that extends for at least a full year from when the prospectus will be effective in order to disclose the net operating expenses in that table.

Response: Comment accepted. The Registrant has updated that contract expiration date to July 31, 2020.

Securities and Exchange Commission

October 25, 2018

30.

Comment: In the fee and expense table in the prospectus summary, please ensure that the shareholder services fees, which are included within “Other Expenses,” are indented in a manner to show that they are included; the redline formatting was not clear whether these fees represented a separate expense item.

Response: Comment accepted. The Registrant has confirmed that the clean version of the prospectus indents both the sub-heading and the expense figure for shareholder servicing fees in a manner that makes clear the figure is included in the line above it.

31.

Comment: In the prospectus under the headings “Rule 12b-1 Fees” and “Other Shareholder Servicing Expenses Paid by the Fund” please revise the disclosure to explain that these are not duplicative charges for the same services.

Response: Comment accepted. The Registrant has revised that disclosure accordingly.

SAI

32.	Comment: On the cover page of the SAI, please add language addressing Item 14(a)(3)(iii) of Form N-1A to incorporate by reference the information provided in the prospectus.

Response: Comment accepted. The Registrant as added the following sentence to the cover page of the SAI: “The Prospectus dated October __, 2018 is incorporated herein by reference.”

33.	Comment: Please add disclosure to address Item 20(a)(4) of Form N-1A regarding conflicts of interest with respect to the other accounts managed by the Fund’s portfolio managers.

Response: Comment accepted. The Registrant has added disclosure to address that Item of Form N-1A.

34.	Comment: Please explain why the Fund “considers a government of an emerging market country to be an industry” for purposes of diversification, as stated under “Investment Restrictions.”

Response: Comment acknowledged. The Registrant has removed that disclosure.

35.

Comment: Under “Risks of Foreign Securities,” the Registrant states that the emerging market fixed income securities in which the Fund may invest “are not subject to any minimum credit quality standards.” Please supplement the relevant sections of the prospectus with this statement and explain how it is consistent with the Fund’s risk profile and investment strategies.

Response: Comment accepted. The Registrant has supplemented that disclosure to state: “The emerging market fixed-income securities in which the Fund may invest are not subject to any minimum credit quality standards, so long as the value of those investments does not cause the Fund to surpass its limit on investments in securities rated below investment grade.” The Registrant has also included this disclosure under “Principal Investment Strategies” for the Fund.

Securities and Exchange Commission

October 25, 2018

36.

Comment: Please explain why the Adviser “does not view turnover as an important consideration in managing the Fund and does not strive to limit portfolio turnover,” as stated under “Portfolio Turnover.”

Response: Comment accepted. The Registrant has clarified that sentence by replacing it with the following statement: “The rate of portfolio turnover will not be a limiting factor in making portfolio decisions.”

37.

Comment: Under “Portfolio Turnover,” the Registrant states that the “Fund may take frequent trading positions, resulting in portfolio turnover that may exceed the portfolio turnover of most investment companies of comparable size.” Please supplement or restate that sentence to provide context with respect to the Fund’s model portfolio turnover rate.

Response: Comment accepted. The Registrant has clarified that sentence by adding the following statements in order to provide additional context with respect to the anticipated portfolio turnover rate of the Fund: “Although the Fund has not yet commenced operations, the Adviser anticipates that under normal market conditions the Fund’s portfolio turnover rate typically will not exceed 100%. Portfolio turnover rates may vary greatly from year to year as well as within a particular year.”

38.

Comment: Please note that the disclosure provided under “Information about Each Trustee’s Qualifications, Experience, Attributes or Skills” constitutes a representation that the Registrant’s Board of Trustees, and each individual Trustee, has the expertise and experience disclosed therein. Please revise the last sentence of the first paragraph of that section accordingly.

Response: Comment accepted. The Registrant has revised that section by removing the disclosure referenced, to state as follows: “The summaries set forth below as to the qualifications, attributes, and skills of the Trustees are furnished in response to disclosure requirements imposed by the SEC, and do not impose any greater or additional responsibility or obligation on, or change any standard of care of, any such person or on the Board as a whole than otherwise would be the case.”

39.	Comment: Please provide updated disclosure regarding the lawsuit filed by Thomas J. Kennis against the Adviser on behalf of the Metropolitan West Total Return Bond Fund.

Response: Comment accepted. The Registrant has added the following sentence to the end of the paragraph referenced: “As of September 30, 2018, the lawsuit is still pending and there are no material updates to report.”

40.	Comment: Please include legal counsel as one of the recipients of information on the Fund’s portfolio holdings under “Ongoing Arrangements to Make Portfolio Holdings Available.”

Securities and Exchange Commission

October 25, 2018

Response: Comment accepted. The Registrant has revised the disclosure to include Paul Hastings LLP (“Paul Hastings”) and Dechert LLP (“Dechert”) as a recipient of the Fund’s portfolio holdings information, and to clarify that Paul Hastings and Dechert are not parties that receive such information on a daily basis.

PART C

41.	Comment: Please file as an exhibit the current Operating Expenses Agreement that includes the new Fund.

Response: Comment accepted. That exhibit was filed as exhibit (h)(18) to Post-Effective Amendment No. 57 on June 29, 2018.

42.

Comment: Please file as an exhibit the shareholder servicing contract referenced in the prospectus under “Other Shareholding Servicing Expenses Paid by the Fund,” or otherwise explain the basis of this fee in correspondence.

Response: Comment acknowledged. The shareholder servicing fees referenced are paid pursuant to a demonstration of expenses, such as invoices of expenses and amounts paid by the broker-dealer or other third-party intermediary, subject to review and approval of the Board of Trustees. As such, there is no contract to file as an exhibit, but we would be pleased to provide under separate cover a sample of the related resolutions periodically approved by the Board.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:       Metropolitan West Asset Management, LLC